Terms and Highlights Summary No. 29 (to Product Supplement No. YGN-1, dated February 15, 2006, and the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003)

Filed Pursuant to Rule 433
Registration No. 333-104577

MERITS® #29

Subject to completion, dated April 10, 2006



CIBC

MERITS® CIBC Medium Term Equity Related Investment Securities

$

CANADIAN IMPERIAL BANK OF COMMERCE

CIBC Premium Yield Generator Notes℠ due May 22, 2008

Annual Coupons Linked To A Basket Of Ten Large-Cap U.S. Stocks

The information in this Terms and Highlights Summary is not complete and may be changed. This Terms and Highlights Summary relates to an effective Registration Statement under the Securities Act of 1933. We may not sell the Notes until we deliver a final Pricing Supplement. This Terms and Highlights Summary is not an offer to sell these Notes and is not soliciting an offer to buy these securities in any jurisdiction where the offer would not be permitted.

Investment Highlights

- The Maturity Date of the Notes is May 22, 2008.
- We will make annual Coupon Payments on the Notes equal to the Coupon Rate multiplied by the principal amount of the Notes.
- The Coupon Payment Dates are the 22nd calendar day of each May (or if such day is not a business day, the next business day) during the term of the Notes.
- The Notes are 100% principal protected. On the Maturity Date, we will pay you the full principal amount of your Notes (plus the final Coupon Payment, if any).
- Notes issued under the MERITS® program are rated Aa3 by Moody's Investors Service.
- We will apply to list the Notes on the American Stock Exchange under the symbol "MRS.Z."
- CUSIP: 13605F BF 4
- For each Coupon Payment, the Coupon Rate will be variable and will equal the greater of: (i) 0.00% and (ii) the average of the Stock Performances of ten large-cap U.S. stocks (collectively, the "Stocks" and each a "Stock"), equally weighted, calculated as described in this Terms and Highlights Summary No. 29. The Stock Performance for each Stock may be positive or negative and may not exceed 10.00%, which is the Maximum Variable Coupon Rate.

The Ten Large-Cap U.S. Stocks are:

			Initial Stock Price				Initial Stock Price
1.	Abbott Laboratories	ABT		**6.**	The Gap, Inc.	GPS	
2.	Advanced Micro Devices, Inc.	AMD		**7.**	Oracle Corporation	ORCL	
3.	Amgen Inc.	AMGN		**8.**	Schlumberger Limited	SLB	
4.	Anheuser-Busch Companies, Inc.	BUD		**9.**	Starbucks Corporation	SBUX	
5.	ConocoPhillips	COP		**10.**	Verizon Communications Inc.	VZ	

Your investment in the Notes involves risks. Please read "Risk Factors" beginning on page 10 of this Terms and Highlights Summary, on page PS-6 of Product Supplement No. YGN-1 and beginning on page S-2 of the related prospectus supplement.

	Per Note	Total
Price to public	$1,000.00	
Agents' commission	(1)	
Proceeds to us	(1)	

(1) The agents will receive a commission of $25.00 per Note sold through their efforts. We may, in our discretion, offer certain agents or subagents an additional commission of up to $5.00 per Note sold through their efforts.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about May 22, 2006 against payment in immediately available funds.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Terms and Higlights Summary No. 29, Product Supplement No. YGN-1, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes are our direct, unsecured and unsubordinated contractual obligations and will constitute deposit liabilities which will rank equally in right of payment with all of our deposit liabilities, except for obligations preferred by mandatory provisions of law. The Notes will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

Canadian Imperial Bank of Commerce has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and Product Supplement No. YGN-1) with the Securities and Exchange Commission for the offering to which this Terms and Highlights Summary No. 29 relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, Product Supplement No. YGN-1 and any other documents relating to this offering that Canadian Imperial Bank of Commerce has filed with the SEC for more complete information about Canadian Imperial Bank of Commerce and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Canadian Imperial Bank of Commerce, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, Product Supplement No. YGN-1 and this Terms and Highlights Summary No. 29 if you so request by calling toll-free (800) 693-6332 or sending an email to merits@adcord.com.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject, any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The agents may use this Terms and Highlights Summary No. 29 and the related Product Supplement No. YGN-1 and prospectus supplement in the initial sale of any Notes. In addition, CIBC World Markets Corp. or any other affiliate of ours may use this Terms and Highlights Summary No. 29 and the related Product Supplement No. YGN-1 and prospectus supplement in a secondary market transaction in any Note after its initial sale. Unless CIBC World Markets Corp. informs the purchaser otherwise in the confirmation of sale, this Terms and Highlights Summary No. 29 and the related Product Supplement No. YGN-1 and prospectus supplement are being used in a secondary market transaction.

The date of this Terms and Highlights Summary is May ___, 2006

CIBC World Markets

Summary Terms

You should read these summary terms and the other information in this Terms and Highlights Summary No. 29, together with the prospectus dated May 28, 2003, as supplemented by the prospectus supplement dated May 28, 2003 relating to our Equity Linked Notes of which the Notes are a part, and the more detailed information contained in the related Product Supplement No. YGN-1. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Product Supplement No. YGN-1, as an investment in the Notes involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Unless otherwise indicated, all references to currency in this Terms and Highlights Summary No. 29 are to U.S. dollars. Stock prices are quoted in the currency or unit of the relevant exchange. Please note that references to "CIBC," "we," "our," and "us" refer only to Canadian Imperial Bank of Commerce and not to its consolidated subsidiaries.

Issuer:	Canadian Imperial Bank of Commerce
Rating:	Moody's Investors Service Aa3
Issue Size:	TBD
Maturity Date:	The Stated Maturity Date
Stated Maturity Date:	May 22, 2008
Principal Protection:	100% at maturity
Issue Price:	100%
Denomination/Principal Amount:	$1,000

Stocks

Stock	Ticker Symbol	Stock Weight	Principal Exchange	Initial Stock Price	Stock	Ticker Symbol	Stock Weight	Principal Exchange	Initial Stock Price
Abbott Laboratories	ABT	10%	NYSE		The Gap, Inc.	GPS	10%	NYSE	
Advanced Micro Devices, Inc.	AMD	10%	NYSE		Oracle Corporation	ORCL	10%	NASDAQ	
Amgen Inc.	AMGN	10%	NASDAQ		Schlumberger Limited	SLB	10%	NYSE	
Anheuser-Bush Companies, Inc.	BUD	10%	NYSE		Starbucks Corporation	SBUX	10%	NASDAQ	
ConocoPhillips	COP	10%	NYSE		Verizon Communications Inc.	VZ	10%	NYSE	

NYSE = New York Stock Exchange, NASDAQ = NASDAQ Stock Market

Initial Stock Price:	The closing price of each Stock (as determined by the calculation agent) on its principal exchange on the Pricing Date.
Coupon Payment Dates:	The 22nd day of each May (or if such day is not a business day, the next business day) during the term of the Notes. The first Coupon Payment Date will be May 22, 2007 and the second and final Coupon Payment Date will be on the Maturity Date.
Coupon Payment:	Principal Amount x Coupon Rate, applicable to the Coupon Payment Date.
Coupon Rate:	The Coupon Rate on each Coupon Payment Date will be variable and will equal the greater of:(i) 0.00% and (ii) the average, which may be positive or negative, of the Stock Performances of the individual Stocks, equally weighted.
Stock Performance:	For each of the Stocks, the Stock Performance on each Coupon Payment Date will equal: (i) the Maximum Variable Coupon Rate of 10.00% if the Cumulative Price Return is greater than the Price Return Trigger Rate of 0.00%; otherwise, (ii) the Cumulative Price Return. Each Stock Performance may be positive or negative.

Cumulative Price Return:

For each of the Stocks, the Cumulative Price Return on each Coupon Payment Date shall be:

$$\frac{\text{Valuation Stock Price - Initial Stock Price}}{\text{Initial Stock Price}}$$

Valuation Stock Price:	The closing price of each Stock on its principal exchange (as determined by the calculation agent) three (3) Trading Days prior to each Coupon Payment Date (such date is referred to as either a "Valuation Date" or a "Coupon Determination Date".)
Maximum Variable Coupon Rate:	10.00%, which is the maximum Stock Performance for any Stock and the maximum Coupon Rate for any Coupon Payment Date.
Price Return Trigger Rate:	0.00%
Listing:	We will apply to list the Notes on the American Stock Exchange under the symbol "MRS.Z."
CUSIP No.:	13605F BF 4
Trustee & Paying Agent:	Wilmington Trust Company
Settlement:	DTC, Book-entry only, Transferable

Key Dates

Pricing Date:	Wednesday, May 17, 2006
Issue & Settlement:	Monday, May 22, 2006

How It Works

Annual Coupon Payments

The Notes make annual Coupon Payments on the twenty-second (22nd) calendar day of each May (or if such day is not a business day, the next succeeding business day) during the term of the Notes. The Coupon Rate for each Coupon Payment Date is variable and can be no higher than 10.00% and no lower than 0.00%. The determination of the variable Coupon Rates is based on the price performance of a basket of ten (10) large-cap U.S. Stocks. If the variable annual Coupon Rate is 0.00% for any scheduled Coupon Payment Date, then there will be no Coupon Payment on such scheduled Coupon Payment Date.

Variable Coupon Rate

The variable Coupon Rate for each of the Coupon Payment Dates on May 22, 2007 and May 22, 2008 is linked to the price performance of an equally weighted basket of the following ten (10) large-cap U.S. Stocks.

The Stocks

Stock	Ticker Symbol	Principal Exchange	Initial Stock Price	Stock	Ticker Symbol	Principal Exchange	Initial Stock Price
1. Abbott Laboratories	ABT	NYSE		6. The Gap, Inc.	GPS	NYSE	
2. Advanced Micro Devices, Inc.	AMD	NYSE		7. Oracle Corporation	ORCL	NASDAQ	
3. Amgen Inc.	AMGN	NASDAQ		8. Schlumberger Limited	SLB	NYSE	
4. Anheuser-Busch Companies, Inc.	BUD	NYSE		9. Starbucks Corporation	SBUX	NASDAQ	
5. ConocoPhillips	COP	NYSE		10. Verizon Communications Inc.	VZ	NYSE	

NYSE = New York Stock Exchange, NASDAQ = NASDAQ Stock Market

The variable Coupon Rate on any Coupon Payment Date may be no higher than 10.00% regardless of how well the Stocks perform. Likewise, the variable Coupon Rate on any Coupon Payment Date may be no lower than 0.00% regardless of how poorly the Stocks perform. The specific mechanics of the determination of the variable Coupon Rates based on the performance of the Stocks is discussed in the section **"Calculating The Variable Annual Coupon Rate"** on page 4.

The Maturity Date Of The Notes

The Maturity Date of the Notes is the Stated Maturity Date of May 22, 2008.

Payments On The Maturity Date

The Notes are 100% principal protected. On the Maturity Date, we will pay the full principal amount of the Notes and the final Coupon Payment, if any.



Calculating The Variable Annual Coupon Rate

The variable annual Coupon Rate is determined three (3) Trading Days prior to each Coupon Payment Date. These dates are called the Valuation Dates or the Coupon Determination Dates. The first Coupon Determination Date is May 17, 2007. The second and final Coupon Determination Date is May 19, 2008. The Coupon Determination Dates may be adjusted as set forth in the related Product Supplement No. YGN-1.

The variable annual Coupon Rate for each Coupon Payment, determined on each Coupon Determination Date is equal to the greater of:

(i) 0.00% and
(ii) the average, which may be positive or negative, of the Stock Performances of the individual Stocks, equally weighted.

Calculating The Stock Performance For Each Stock

The Stock Performance for each Coupon Payment Date for each Stock is:

(i) 10.00% if the closing price of the Stock on the Coupon Determination Date is greater than the closing price of the Stock on May 17, 2006 (the Initial Stock Price) or

(ii) 0.00% if the closing price of the Stock on the Coupon Determination Date is equal to the Initial Stock Price on May 17, 2006; or

(iii) the Cumulative Price Return of the Stock on the Coupon Determination Date, which is:

$$\left[\frac{\text{Valuation Stock Price - Initial Stock Price}}{\text{Initial Stock Price}}\right]$$

if the closing price of the Stock on the Coupon Determination Date is less than the Initial Stock Price on May 17, 2006.

The Stock Performance for each Stock can also be depicted graphically, as shown below. Stock Performance is plotted on the vertical axis while Cumulative Price Return is plotted on the horizontal axis.



Stock Price Down
Stock Price Up
Maximum Variable Coupon Rate
(i) 10.00%; or
Positive Stock Performance
Zero Stock Performance
(ii) 0.00%; or
Negative Stock Performance
Stock Performance
(iii) the Cumulative Price Return of the stock on the Coupon Determination Date. The Cumulative Price Return, which will be negative, is:
[Valuation Stock Price – Initial Stock Price / Initial Stock Price]
Cumulative Price Return
(i) if the Valuation Stock Price on the Coupon Determination Date is greater than the Initial Stock Price on May 17, 2006; or
Stock Price Up
(ii) if the Valuation Stock Price on the Coupon Determination Date is equal to the Initial Stock Price on May 17, 2006; or
Stock Price Unchanged
(iii) if the Valuation Stock Price on the Coupon Determination Date is less than the Initial Stock Price on May 17, 2006.
Stock Price Down

The Variable Annual Coupon Rate and The Stocks

The Stock Performance of each Stock for purposes of calculating the variable annual Coupon Rate on any Coupon Determination Date is 10.00% as long as the Stock's closing price on the Coupon Determination Date (the Valuation Stock Price) is greater than its closing price on May 17, 2006 (the Initial Stock Price). The Stock Performance is 10.00% regardless of the magnitude of the price increase. Stocks with small or even fractional price increases will have the same 10.00% Stock Performance as Stocks with large price increases.

The variable annual Coupon Rate is the greater of (i) 0.00% and (ii) the average, which may be positive or negative, of the Stock Performances of the individual Stocks, equally weighted. The Stock Performance for each Stock can never be higher than 10.00%. The highest that the annual Coupon Rate can be is therefore 10.00%, which is the Maximum Variable Coupon Rate. The Coupon Rate will be 10.00% if the closing prices of all of the Stocks on a Coupon Determination Date are greater than their Initial Stock Prices (since the Stock Performance for each Stock would be 10.00%, the average of the Stock Performances would be 10.00% as well). The Coupon Rate will be less than 10.00% if the closing price of one or more of the Stocks does not increase between the Pricing Date and the Coupon Determination Date.

> The calculation of the Stock Performance for each Stock is designed to result in above-market annual Coupon Rates relative to fixed-income alternatives of comparable credit quality and maturity even with only modest price performance from the Stocks.

The Coupon Determination Date for the first variable annual Coupon Payment is on May 17, 2007. The Stocks have a full year to produce the small or even fractional price gains required to generate a Coupon Rate of up to 10.00% payable on May 22, 2007. Similarly, the Stocks have two full years to produce a small or even fractional price gain for the second and final annual Coupon Payment on May 22, 2008. However, the Valuation Stock Price for each Stock is determined only on each Coupon Determination Date and therefore will reflect the performance of the Stocks only on such date.

Price declines reduce the variable annual Coupon Rate. The Stock Performance of a Stock whose price has declined is the negative percentage decline in that Stock's price (its Cumulative Price Return). The negative Stock Performance of a Stock is not limited like its positive Stock Performance. Large price increases will not offset large price declines, as is illustrated in Hypothetical Example Two.

> A large price decline in just one or two Stocks could cause the variable annual Coupon Rate to be small or even 0.00%. The variable annual Coupon Rate can never be lower than 0.00%.

U.S. Federal Income Tax Considerations

The initial issue price of the Notes will be $1,000. We have determined that the comparable yield for the Notes is 5.15%, compounded semi-annually. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially different from the comparable yield (for U.S. Federal income tax purposes) provided by us, and the projected payment schedule could also differ materially from the schedule provided by us set out below. Based on the comparable yield, if you are an initial holder that holds a Note to maturity, and you pay your taxes on a calendar year basis, you would generally have to include as interest income each year the amounts set forth under "OID Accrual" in the chart below (subject to adjustment as described in the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. YGN-1). The "Interest Income" columns in the chart below show the general results of such adjustments to interest income each year.

Tax Year	OID Accrual	Actual Coupon	Projected Payment Schedule	Interest Income
2006	$31.22	$0.00	$0.00	$31.22
2007	$51.50	2007 Variable Coupon Payment	$51.50	2007 Variable Coupon Payment
2008	$20.28	2008 Variable Coupon Payment	$51.50	2008 Variable Coupon Payment less $31.22

Notice Pursuant to I.R.S. Circular 230. This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing of the Notes by CIBC. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.

How It Works

Hypothetical Example One – Annual Coupon Rate Calculation

Hypothetical Example One below graphically illustrates the calculation of a hypothetical variable annual Coupon Rate. The closing prices of eight of the ten Stocks in this hypothetical example were higher on the Coupon Determination Date than their Initial Stock Prices and the closing prices of two of the Stocks were lower. The Stocks that rose contribute to the Coupon Rate by the amount of their Stock Performances, or 10.00%. The Stocks whose closing prices were lower reduce the annual Coupon Rate by the amount of their Stock Performances of -2.00% and -5.00%, respectively.

The calculation of the average of the Stock Performances is shown in the right-most column of the chart. Since the average Stock Performance of 7.30% is greater than 0.00%, the hypothetical variable annual Coupon Rate is 7.30%.

This hypothetical example shows how small or even fractional price increases in the Stocks can result in above market annual Coupon Rates relative to fixed income alternatives of comparable credit quality and maturity.

Hypothetical Example



Variable Annual Coupon Rate
7.30%
Stock Performance
Average Stock Performance
Stock 10 Initial Stock Price: $59.25 Valuation Stock Price: $61.76 Stock 10 Up
1/10 x 10.00%
+
Stock 9 Initial Stock Price: $38.28 Valuation Stock Price: $38.29 Stock 9 Up
1/10 x 10.00%
+
Stock 8 Initial Stock Price: $41.88 Valuation Stock Price: $50.32 Stock 8 Up
1/10 x 10.00%
+
Stock 7 Initial Stock Price: $10.00 Valuation Stock Price: $9.80 Stock 7 Down
[9.80 – 10.00 / 10.00 = -2%]
-2.00%
1/10 x -2.00%
+
Stock 6 Initial Stock Price: $29.57 Valuation Stock Price: $31.00 Stock 6 Up
1/10 x 10.00%
+
Stock 5 Initial Stock Price: $15.00 Valuation Stock Price: $15.05 Stock 5 Up
1/10 x 10.00%
+
Stock 4 Initial Stock Price: $25.00 Valuation Stock Price: $23.75 Stock 4 Down
[23.75 – 25.00 / 25.00 = -5%]
-5.00%
1/10 x -5.00%
+
Stock 3 Initial Stock Price: $66.29 Valuation Stock Price: $68.55 Stock 3 Up
1/10 x 10.00%
+
Stock 2 Initial Stock Price: $33.33 Valuation Stock Price: $35.10 Stock 2 Up
1/10 x 10.00%
+
Stock 1 Initial Stock Price: $19.86 Valuation Stock Price: $20.59 Stock 1 Up
1/10 x 10.00%
7.30%
-10% -5% 0% 5% 10%
0% Range of Potential Coupons 10.00%

Hypothetical Example Two – Annual Coupon Rate Calculation

Hypothetical Example Two below illustrates the calculation of another hypothetical variable annual Coupon Rate. The closing prices of seven of the ten Stocks in this hypothetical example were higher on the Coupon Determination Date than their Initial Stock Prices, the closing prices of two of the Stocks were significantly lower and the closing price of one Stock did not change. The Stocks whose closing prices were higher contribute to the Coupon Rate by the amount of their Stock Performances, or 10.00%. The Stock whose closing price was unchanged contributes nothing to the annual Coupon Rate. The Stocks whose closing prices were lower reduce the annual Coupon Rate by the amount of their Stock Performances of -25.00% and -50.00%, respectively.

The calculation of the average of the Stock Performances is shown in the right-most column of the chart. Since the average Stock Performance of –0.50% is less than 0.00%, the hypothetical variable annual Coupon Rate is 0.00% (the variable annual Coupon Rate can be no lower than 0.00%). Thus, in this hypothetical, there would be no Coupon Payment.

This hypothetical example shows the negative impact that significant price declines in just one or two Stocks can have on the variable annual Coupon Rate.


Hypothetical Example
Variable Annual Coupon Rate
0.00%
Stock Performance
Average Stock Performance
Stock 10 Initial Stock Price: $59.25 Valuation Stock Price: $61.76 Stock 10 Up
1/10 x 10.00%
+
Stock 9 Initial Stock Price: $38.28 Valuation Stock Price: $38.29 Stock 9 Up
1/10 x 10.00%
+
Stock 8 Initial Stock Price: $41.88 Valuation Stock Price: $50.32 Stock 8 Up
1/10 x 10.00%
+
Stock 7 Initial Stock Price: $10.00 Valuation Stock Price: $7.50 Stock 7 Down
[7.50 – 10.00 / 10.00 = -25%]
-25.00%
1/10 x -25.00%
+
Stock 6 Initial Stock Price: $29.57 Valuation Stock Price: $31.00 Stock 6 Up
1/10 x 10.00%
+
Stock 5 Initial Stock Price: $15.00 Valuation Stock Price: $15.05 Stock 5 Up
1/10 x 10.00%
+
Stock 4 Initial Stock Price: $25.00 Valuation Stock Price: $12.50 Stock 4 Down
[12.5 – 25.00 / 25.00 = -50%]
-50.00%
1/10 x -50.00%
+
Stock 3 Initial Stock Price: $66.29 Valuation Stock Price: $66.29 Stock 3 Flat
1/10 x 0.00%
+
Stock 2 Initial Stock Price: $33.33 Valuation Stock Price: $35.10 Stock 2 Up
1/10 x 10.00%
+
Stock 1 Initial Stock Price: $19.86 Valuation Stock Price: $20.59 Stock 1 Up
1/10 x 10.00%
-25% -20% -15% -10% -5% 0% 5% 10%
-0.50%
0%
Range of Potential Coupons
10.00%

Historical Trading Price Information and Information About Stock Issuers

The stock issuers are not involved in the offering of Notes and have no obligations with respect to the Notes, including any obligation to take our or your interests into consideration for any reason. The historical trading price information through March 28, 2006, set forth herein was obtained from Bloomberg Financial Markets L.P., without independent verification, and the information about the stock issuers set forth herein was obtained from publicly available documents.

Abbott Laboratories



Abbott Laboratories ("ABT") discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. ABT's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. ABT markets its products worldwide through affiliates and distributors. ABT's common stock is traded on the New York Stock Exchange under the symbol "ABT." Information filed by ABT with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 001-02189.

Advanced Micro Devices, Inc.



Advanced Micro Devices ("AMD"), Inc. supplies integrated circuits for the personal and networked computer and communications markets, with manufacturing facilities in the United States, Europe, Japan, and Asia. AMD produces microprocessors, flash memory devices, and support circuitry for communications and networking applications. AMD's common stock is traded on the New York Stock Exchange under the symbol "AMD." Information filed by AMD with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07882.

Amgen Inc.



Amgen Inc. ("AMGN") discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. AMGN focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. AMGN concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation. AMGN's common stock is traded on the NASDAQ Stock Market under the symbol "AMGN." Information filed by AMGN with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-12477.

Anheuser-Busch Companies, Inc.



Anheuser-Busch Companies, Inc. ("BUD") produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. BUD also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, BUD owns and operates theme parks. BUD's common stock is traded on the New York Stock Exchange under the symbol "BUD." Information filed by BUD with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07823.

ConocoPhillips



ConocoPhillips ("COP") is an international, integrated energy company which operates in several business segments. COP explores for and produces petroleum, and refines, markets, supplies, and transports petroleum. COP also gathers and processes natural gas, and produces and distributes chemicals and plastics. COP's common stock is traded on the New York Stock Exchange under the symbol "COP." Information filed by COP with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32395.

The Gap, Inc.



The Gap, Inc. ("GPS"), an international specialty retailer, sells casual apparel, personal care, and other accessories for men, women, and children. GPS sells its products under a number of brand names including The Gap, GapKids, babyGap, Banana Republic, and Old Navy. GPS operates stores in the United States, the United Kingdom, Canada, France, Japan, and Germany. GPS's common stock is traded on the New York Stock Exchange under the symbol "GPS." Information filed by GPS with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07562.

Additional Considerations

Historical Trading Price Information and Information About Stock Issuers



Oracle Corporation

Oracle Corporation ("ORCL") supplies software for enterprise information management. ORCL offers databases and relational servers, application development and decision support tools, and enterprise business applications. ORCL's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers. ORCL's common stock is traded on the NASDAQ Stock Market under the symbol "ORCL." Information filed by ORCL with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-14376.



Schlumberger Limited

Schlumberger Limited ("SLB") is an oil services company. SLB, through its subsidiaries, provides a wide range of services, including technology, project management and information solutions to the international petroleum industry as well as advanced acquisition and data processing surveys. SLB's common stock is traded on the New York Stock Exchange under the symbol "SLB." Information filed by SLB with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04601.



Starbucks Corporation

Starbucks Corporation ("SBUX") retails, roasts, and provides its own brand of specialty coffee. SBUX operates retail locations worldwide and sells whole bean coffees through its sales group, direct response business, supermarkets, and on the World Wide Web. SBUX also produces and sells bottled Frappuccino coffee drink and a line of ice creams. SBUX's common stock is traded on the NASDAQ Stock Market under the symbol "SBUX." Information filed by SBUX with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-20322.



Verizon Communications Inc.

Verizon Communications Inc. ("VZ") provides wireline voice and data services, wireless services, Internet services, and published directory information. VZ also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. VZ has operations worldwide. VZ's common stock is traded on the New York Stock Exchange under the symbol "VZ." Information filed by VZ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08606.

Additional Documents Specific to the Notes

You should read these summary terms and the other information in this Terms and Highlights Summary No. 29 together with the prospectus dated May 28, 2003, as supplemented by the prospectus supplement dated May 28, 2003 relating to our Equity Linked Notes of which the Notes are a part, and the more detailed information contained in the related Product Supplement No. YGN-1. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Product Supplement No. YGN-1, as an investment in the Notes involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may view these documents by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the filings of Canadian Imperial Bank of Commerce for the relevant date on the SEC website):

Product Supplement No. YGN-1 dated February 15, 2006:
http://www.sec.gov/Archives/edgar/data/1045520/000110465906009780/a06-5171_2424b3.htm

Prospectus dated May 28, 2003, as supplemented by the Prospectus Supplement dated May 28, 2003:
http://www.sec.gov/Archives/edgar/data/1045520/000104746903020679/a2112534z424b2.htm

Alternately, you may obtain these documents without cost through CIBC, any agent or any dealer participating in this offering or by calling toll-free (800) 693-6332 or sending an email to merits@adcord.com.

Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Stocks. These risks are explained in more detail in the "Risk Factors" section of the related Product Supplement No. YGN-1.

You may not receive Coupon Payments on your Notes.

The average of the Stock Performances of the ten individual Stocks must be positive when the Coupon Rate is determined for there to be a Coupon Payment. The Stock Performances will be determined only by the Valuation Stock Prices on each Coupon Determination Date, and thus will not reflect the performance of the Stocks (whether positive or negative) on any other date during the term of the Notes.

Owning the Notes is different from owning the Stocks individually or conventional debt securities.

The return on your Notes will not reflect the return you would realize if you actually owned the Stocks or conventional debt securities and held such investment for a similar period because:

➢ *Principal Protected.* At a minimum, you will receive the full principal amount of your Notes if the Notes are held to maturity.

➢ *Capped Coupon Rate.* The maximum Coupon Rate for any Coupon Payment Date is 10.00%.

➢ *Weighted Return.* Because the Coupon Payments will equal the average return of ten Stocks and no individual Stock can have a performance rate that exceeds 10.00%, negative performance rates of one or more Stock(s) (which are not limited) would offset gains made by other Stocks.

➢ *Correlation of Performance.* Performance among the Stocks may become highly correlated over time, which may minimize the beneficial timing or hedging effect derived from inversely related investments.

➢ *No Dividend.* The method of calculating performance of the Stocks does not take into account dividends paid on those Stocks. Therefore, if a dividend is paid, the performance rate on a Stock will be lower than the actual return a holder of that Stock would realize.

The market value of your Notes before maturity will depend on a number of factors, and may be substantially less than you had originally invested.

We believe that the value of the Notes will be affected by the supply of and demand for the Notes, the value of the Stocks on each Valuation Date, market interest rates and a number of other factors. The key factors we believe will impact the market value of the Notes include the value and volatility of the Stocks, interest rates, our credit rating and our financial condition and general economic conditions.

We are not affiliated with the stock issuers and have not investigated them.

We and our affiliates are not affiliated with any of the stock issuers and have not performed any due diligence investigation or review of any of them. We assume no responsibility for the adequacy of any information concerning these companies contained in this Terms and Highlights Summary No. 29 or publicly available.

Trading and other transactions by us and our affiliates in the Stocks may impair the value of your Notes.

We, through one or more of our other affiliates, may hedge our obligations under the Notes by purchasing the Stocks. We expect to adjust the hedge by, among other things, purchasing or selling one or more of the Stocks, and perhaps listed or over-the-counter options, futures or other instruments linked to one or more of the Stocks, at any time and from time to time. In addition, our affiliates may engage in trading in one or more of the Stocks, or in instruments whose returns are linked to one or more of those Stocks, for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these hedging activities may adversely affect the performance rates of the Stocks—directly or indirectly by affecting the market prices of the Stocks— and, therefore, the value of your Notes.

Risk Factors

The performances of the Stocks may not be fully protected from dilutive or reorganization events involving the issuers of those Stocks.

As calculation agent for your Notes, we will adjust the Initial Stock Price of each Stock for stock splits, reverse stock splits, stock dividends and similar events that affect the issuer's capital structure, but only in the situations described in the related Product Supplement No. YGN-1. The calculation agent is not required to make an adjustment for every corporate event that may affect the Stocks, and such other events may adversely affect the market price of a Stock and, therefore, adversely affect the value of your Note.

You will be required to pay taxes on your Notes each year.

For United States federal income tax purposes, the Notes are classified as debt instruments that provide for contingent interest. Under the rules applicable to debt instruments that provide for contingent interest, you generally will be required to include interest income each year you hold the Notes, regardless of whether a Coupon Payment is made on the Notes, including some interest income in 2006 representing interest accruals in advance of the first Coupon Payment in 2007. Additionally, because the Notes will be classified as debt instruments that provide for contingent interest, you generally will be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. See **"U.S. Federal Income Tax Considerations"** in this Terms and Highlights Summary No. 29 as well as the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. YGN-1.

Notice Pursuant To I.R.S. Circular 230. This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing by CIBC of the Notes. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.

Historical performance of the Stocks should not be taken as an indication of the future performance of the Stocks during the term of the Notes.

The trading prices of the Stocks on each Valuation Date will determine the Coupon Rates. As a result, it is impossible to predict whether there will be Coupon Payments or the amount of any such Coupon Payment.

There may not be an active trading market in the Notes. Sales in the secondary market may result in significant losses.

Although we will apply to have the Notes listed on the American Stock Exchange, there is no guarantee that we will be able to list the Notes. If the Notes are successfully listed, the secondary markets may not provide enough liquidity to allow you to trade or sell the Notes easily.

There are potential conflicts of interest because we will also act as the calculation agent.

We will initially serve as the calculation agent. We will, among other things, decide the Valuation Stock Price for each Stock on each Valuation Date and the Coupon Rate for each Coupon Payment, make anti-dilution adjustments and make other relevant determinations regarding the Notes.

We can postpone a Valuation Date for one or more of the Stocks, and therefore postpone a Coupon Payment Date or the Maturity Date, if a market disruption event with respect to one or more of the Stocks occurs on a Valuation Date for such Stock.

In our role as calculation agent, we may postpone a Coupon Payment Date if we determine that on the Valuation Date for a Stock a market disruption event has occurred or is continuing for that Stock. If the determination of the Valuation Stock Price of a Stock is postponed to the last possible day as a result of a market disruption event (as described in more detail in the related Product Supplement No. YGN-1), but a market disruption event with respect to such Stock occurs or is continuing on that day, that day will nevertheless be the date on which the Valuation Stock Price of such Stock will be determined. In such an event, in our role as calculation agent, we will determine the Valuation Stock Price of the affected Stock(s) using the trading or quoted price for such Stock(s) on that date. This determination may involve estimating the Valuation Stock Price of the affected Stock(s). If the final Valuation Date for one or more Stocks is postponed due to a market disruption event, the Maturity Date will be postponed to three business days after the last rescheduled Valuation Date.



MERITS®
CIBC Medium Term Equity Related Investment Securities

MERITS® #29

$
Canadian Imperial Bank of Commerce

CIBC Premium Yield Generator Notes℠ due May 22, 2008

Annual Coupons Linked To A Basket Of Ten Large-Cap U.S. Stocks



CANADIAN IMPERIAL BANK OF COMMERCE
(Chartered under the Bank Act of Canada)
SPECIMEN
Up to 10% Variable Annual Coupon Rate
Up to 10% Variable Annual Coupon Rate

Terms and Highlights Summary



CIBC World Markets